Nuvilex, Inc.
1971 Old Cuthbert Road
Cherry Hill, New Jersey  08034

March 18, 2010

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549
Attention:  Vanessa Robertson, Staff Accountant

Re:	Nuvilex, Inc. -- Form 8-K filed on March 9, 2010 (File No. 333-68008)

Dear Ms. Robertson:

This request is in relation to the letter dated March 11, 2010 (the “Comment Letter”), including comments from the staff of the Securities and Exchange Commission to the Form 8-K (File No. 333-68008) filed by Nuvilex, Inc., a Delaware corporation, on March 9, 2010.

We respectfully request an extension to March 26, 2010 to provide a response to the Comment Letter.

Please do not hesitate to call the undersigned at (856) 354-0707 or Jennifer A. DePalma, Esq. of O’Melveny & Myers LLP, legal counsel to Nuvilex, Inc., at (650) 473-2670, regarding this matter.

Sincerely,

/s/ Martin Schmieg
Martin Schmieg
Chief Executive Officer

cc:	Jennifer A. DePalma, Esq., O’Melveny & Myers LLP